Exhibit 4.6

SATELLOS BIOSCIENCE INC.

Management’s Discussion and Analysis

For the three months ended March 31, 2025, and 2024

May 12, 2025

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The following discussion is management’s assessment and analysis (this “MD&A”) of the results of operations and financial conditions of Satellos Bioscience Inc. (“Satellos” or the “Company”) for the three months ended March 31, 2025 and 2024. This MD&A should be read in conjunction with the condensed consolidated interim financial statements for the three months ended in March 31, 2025 and 2024 and the related notes thereto (together, the “condensed consolidated interim financial statements”) and the audited annual consolidated financial statements for the years ended December 31, 2024 and December 31, 2023 and the related notes thereto (together, the “audited annual consolidated financial statements”).

Change in Presentation Currency

Effective January 1, 2025, the Company changed its presentation currency from the Canadian dollar (“CAD”) to the United States dollar (“USD”). The change in presentation currency was made to better reflect the Company’s business activities and to improve investor’s ability to compare the Company’s financial results with other publicly traded businesses in the industry. For the year ended December 31, 2024 and for all prior periods, we presented our financial statements in CAD. The comparative figures disclosed in our condensed consolidated interim financial statements for the period ended March 31, 2025, and in this MD&A, have been retrospectively changed to reflect the change in presentation currency to the USD, as if the USD had been used as the presentation currency for all prior periods.

All financial information in this MD&A has been prepared in accordance with IFRS accounting standards and all dollar amounts are expressed in thousands of USD unless otherwise indicated.

FORWARD-LOOKING STATEMENTS

Certain statements and information in this MD&A contain “forward-looking information” and “forward-looking statements”, within the meaning of applicable Canadian securities laws (collectively herein referred to as “forward-looking statements”). These statements relate to future events or future performance and reflect the Company’s expectations and assumptions regarding the growth, results of operations, performance and business prospects and opportunities of the Company. These forward-looking statements are made as of the date of this MD&A or, in the case of documents incorporated by reference herein, as of the date of such documents. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “expectation”, “anticipates”, “believes”, “intends”, “intention”, “estimates”, “predicts”, “continues”, “potential”, “targeted”, “plans”, “possible”, “goal”, “seek”, “project”, “future”, “likely” and similar expressions, or statements that events, conditions or results “will”, “may”, “could”, “would” or “should” occur or be achieved. Any forward-looking statements or statements of “belief”, including the statements made under “Risks and Uncertainties”, represent the Company’s estimates only as of the date of this MD&A and the documents incorporated by reference herein, respectively, and should not be relied upon as representing the Company’s estimates as of any subsequent date. Forward-looking statements are necessarily based on estimates and assumptions made by Satellos in light of its experience and perception of historical trends, current conditions and expected future developments, as well as factors that Satellos believes are appropriate. Forward-looking statements in this MD&A include, but are not limited to, statements relating to:

•	our belief that the Company will be successful in raising additional capital to continue as a going concern;
•	the expected research and development timelines, therapeutic benefits, effectiveness and safety of our product candidates;
•	our belief that the Company’s products and research and development efforts are targeting diseases and conditions with significant unmet medical treatment needs;

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•	our belief that the Company has made, and will continue to make progress towards the achievement of certain milestones or objectives;
•	our expectation with respect to meeting milestones and the minimum amount of funds the Company expects to need to raise in order to achieve such milestones and garner additional funding;
•	the initiation, timing, cost, progress, outcomes, resource needs and success of our research and development activities, plans and programs;
•	our expectations regarding our ability to design, test and patent novel drug products suitable for advancement into Investigational New Drug (“IND”) enabling studies and clinical trials and the anticipated timelines surrounding such enabling studies;
•	our belief that we will not receive substantive comments on our IND applications;
•	our expectations that the Notch pathway and AAK1 drug target (both as further described herein) represent drug development opportunities similar or superior to modulation of the epidermal growth factor receptor signaling pathway;
•	our intentions of developing inhibitors to AAK1 (including but not limited to SAT-3247 and SAT- 3153) and in showing that such potential inhibitors have desirable effects in relevant models of Duchenne muscular dystrophy (“Duchenne”) and in other indications, such as other degenerative muscle diseases, muscle injury or trauma, or muscle regeneration generally;
•	our expectations that we will identify predictive biomarkers as discussed herein which will translate into or be useful in conducting human clinical trials;
•	our belief that the results of Satellos’ research and development activities, preclinical studies, safety studies or clinical trials have the potential to be commercially competitive with research and development activities, preclinical studies, safety studies or clinical trials conducted by other parties;
•	discoveries we have made in muscle stem cell regulation having the potential to represent insights into a potential root cause of degenerative muscle disorders which has previously not been recognized and which may be therapeutically relevant in the treatment of degenerative muscle disorders;
•	our belief that the Company’s technology can be commercialized, and that such commercialization could be done as effectively or more effectively than other technologies to treat degenerative muscle disorders and conditions or other medical disorders or conditions, or at all;
•	our ability to discover, optimize, select and advance into clinical development our therapeutic drug development candidates in a timely, cost-efficient and effective manner, or at all;
•	our ability to translate our discoveries in muscle stem cell regulation into safe and therapeutically effective drug products and the broad applicability of such products;
•	our ability to enter into research and/or commercial development collaborations or partnerships to successfully and profitably advance our drug development candidates;
•	our ability and that of our partners (if any) to advance identified drug development candidates into, and successfully complete, clinical trials;
•	our intention to identify and nominate one or more back-up drug candidates and the potential benefits of having such back-ups;
•	our plans to utilize and deploy MyoRegenXTM in our programs and our continued relationship with OHRI (as defined below);
•	our ability to develop the Company’s novel discoveries into viable therapeutic treatments suitable for clinical development, including, but not limited to, our ability to determine appropriate dosing regimens;
•	the ability of our products to effectively and safely treat Duchenne and other degenerative muscle disorders and conditions or other medical disorders or conditions and the applicability of our products to other disorders and conditions;
•	our expectations regarding future enrolment into clinical trials and the timing of future enrolment into clinical trials for our product candidates;

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•	our belief that our approach may reduce the risk, time and cost of developing therapeutics by avoiding some of the uncertainty associated with certain research and preclinical stages of drug development;
•	our ability to establish and maintain relationships with collaborators with acceptable preclinical and/or clinical research and development capability, and regulatory and commercialization expertise to enable the development and future commercialization of our technology or products, and the benefits to be derived from such collaborative efforts;
•	our ability to enter into agreements or partnerships with pharmaceutical or biotechnology companies that have research and clinical development and/or sales and marketing capabilities and the expected benefits that could be derived therefrom;
•	our ability to generate and protect our potential intellectual property;
•	our ability to operate our business without infringing upon the intellectual property rights of others;
•	our ability to engage third party services with specialized domain expertise for the drafting and submitting of regulatory applications to conduct clinical trials in humans;
•	our ability to establish suitable CMC and GMP protocols as further described herein;
•	the manufacturing capacity of third-party manufacturers for our product candidates;
•	our expectations regarding federal, provincial and foreign regulatory requirements;
•	the timing of, and the costs of obtaining and maintaining, regulatory approvals in the United States, Canada and other jurisdictions;
•	our plans to meet with the United States Food and Drug Administration (the “FDA”), file an application to obtain drug designations and initiate studies;
•	the rate and degree of market acceptance and clinical utility of our future products, if any;
•	existing and future corporate alliances and licensing transactions with third parties, and the receipt and timing of any payments to be made by us or to us pursuant to such arrangements;
•	the implementation and execution of our commercial and operational strategy;
•	our ability to engage and retain the consultants or employees required to grow our business;
•	the potential revenue that may be generated from our products, pricing and reimbursement of the patient cost of our drug products by insurers or national health systems, as the case may be, in those jurisdictions where the Company intends to sell its drug products and our ability to achieve profitability;
•	developments relating to our competitors and our industry, including the success of competing therapies that are or become available;
•	the potential growth of the market and demand for our products as well as the estimated pricing and subsequent revenue generation of any potential therapeutics we discover;
•	our belief that any discoveries by the Rudnicki Lab (as defined below) have the potential to have a positive impact on Satellos and our work;
•	our future financial performance, including projected expenditures, future revenue, capital requirements and our needs for additional financing; and
•	general business and economic conditions and outlook including but not limited to foreign exchange rates and rates of inflation and the evolving regulatory or geo-political landscape.

Such forward-looking statements reflect our current views with respect to future events, are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Satellos as of the date of such statements, are inherently subject to significant medical, scientific, business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause our actual results, performance, achievements, prospects or opportunities to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. In making the forward-looking statements included in this MD&A, the Company has made various material assumptions, including, but not limited to:

•	obtaining positive results from our research and development activities, including clinical trials;

•	our ability to obtain regulatory approvals;

•	assumptions regarding general business, market and economic conditions;

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•	assumptions regarding the cost and timing of each study;

•	the Company’s ability to successfully advance its preclinical and clinical development programs and execute its plans substantially as currently envisioned;
•	the Company’s ability to identify and advance a suitable drug candidate;
•	assumptions related to the pricing and reimbursement of its drug products in jurisdictions in which the Company intends to sell its drug products;
•	the Company’s current positive relationships with third parties will be maintained and the potential to develop new partnerships;
•	our ability to continue to use existing licenses for the development of our product(s);
•	the availability (and sources) of financing on reasonable terms;
•	future expenditures to be incurred by the Company, including research and development and operating costs;
•	the Company’s ability to attract and retain skilled consultants and employees;
•	assumptions regarding market competition, market capture and pricing;
•	the products and technology offered by the Company’s competitors; and
•	the Company’s ability to protect patents and proprietary rights.

In evaluating forward-looking statements, current and prospective shareholders should specifically consider various factors, including the risks outlined under the headings “Foreign Currency Risk”, “Liquidity Risk”, “Credit Risk” and “Risks and Uncertainties” in this MD&A and the risks outlined in the Company’s annual information form for the year ended December 31, 2024 dated March 26, 2025 (the “AIF”). Certain risks and uncertainties that could cause such actual events or results expressed or implied by such forward-looking statements and information to differ materially from any future events or results expressed or implied by such statements and information include, but are not limited to:

•	risks related to the early stage of our products;

•	uncertainties related to preclinical product development activities and clinical trial outcomes;
•	uncertainties related to current economic conditions;
•	risks related to rapid technological change;
•	uncertainties related to forecasts and timing of clinical trials and regulatory approval;
•	competition in the market for therapeutic products, including those to treat Duchenne and related diseases;
•	risks related to potential product liability claims;
•	availability of financing and access to capital and the risks associated with the Company’s ability to continue as a going concern;
•	market acceptance and commercialization of products;
•	the availability, costs and supply of materials;
•	risks related to the effective management of our growth;
•	risks related to the reliance on partnerships and licensing agreements;
•	risks related to our reliance on key personnel;
•	risks related to the regulatory approval process for the manufacture and sale of therapeutic products;
•	risks related to the reimbursement process in various jurisdictions where the Company plans to sell its drug products; and
•	our ability to secure and protect our intellectual property.

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The Company cautions that the foregoing list of important factors and assumptions is not exhaustive. Although the Company has attempted to identify on a reasonable basis important factors and assumptions related to forward-looking statements, there can be no assurance that forward-looking statements will prove to be accurate, as events or circumstances or other factors could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. Other than as specifically required by law, the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made, or to reflect the occurrence of unanticipated events, whether as a result of new information, future events or results or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.

NATURE OF BUSINESS AND OVERVIEW OF OPERATIONS

Overview of the Business

Satellos is a publicly traded (TSX: MSCL) biotechnology company dedicated to developing life-improving medicines to treat degenerative muscle diseases.

Satellos has incorporated breakthrough research in muscle stem cell polarity into a proprietary discovery platform, called MyoReGenXTM, to identify degenerative muscle diseases where deficits in this process affect muscle regeneration and are amenable to therapeutic intervention. With this platform, Satellos is building a pipeline of novel therapeutics to correct muscle stem cell polarity and promote the body’s innate muscle repair and regeneration process. The Company’s lead drug candidate is an oral, small molecule drug candidate in development as a potential disease-modifying treatment for Duchenne muscular dystrophy.

Achievements and Highlights in the three months ended March 31, 2025

On February 10, 2025, the Company announced that the single-ascending dose (“SAD”) cohorts, four multiple- ascending dose (“MAD”) cohorts, and one cross-over food effect single-dose cohort of the Company’s Phase 1a clinical trial had been fully enrolled.

On March 19, 2025, the Company announced initial safety and pharmacokinetic (“PK”) data from the Phase 1a clinical trial in an oral presentation at the 2025 Muscular Dystrophy Association (MDA) Clinical & Scientific Conference.

In the Phase 1a, 72 healthy volunteers were randomized across five SAD cohorts (including one cross-over food effect cohort) with single oral doses of up to 400 mg, and four MAD cohorts with daily oral doses up to 240 mg/day for 7 consecutive days. The purpose of the study was to assess the safety, tolerability and PK of SAT- 3247.

As of the February 20, 2025 data cut-off date:

•	Phase 1a data showed that SAT-3247 was safe and well tolerated across all healthy volunteer cohorts. At predicted human efficacious dose levels (i.e., between 50 and 150 mg total daily dose), SAT-3247 did not display adverse clinical findings on any parameter measured, including clinical labs, vital signs, ECG’s, and physical exams. No moderate or greater drug-related adverse events were reported at any dose studied and any mild events reported were reversible.

•	Phase 1a PK data demonstrated consistency with results from the Company’s preclinical studies. These PK results confirmed post-dose plasma concentrations of SAT-3247 were sustained at levels and time courses which the Company’s research findings suggest are most likely to yield a therapeutic effect on muscle regeneration and strength.

During Q1 2025, the Company also continued to conduct a Phase 1b clinical study in which up to 10 adults over the age of 18 with genetically confirmed DMD received treatment with SAT-3247 over a period of 28 days. The drug was administered orally in tablet form at a total daily dose of 60mg for 5 consecutive weekdays followed by 2 days of placebo for 4 weeks (i.e., 20 dosing days on drug over the 28-day period of the study). Satellos expects to complete the study and report Phase 1b data in Q2 2025.

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Satellos had publicly announced a plan to submit an IND in the USA before the end of Q1 2025. The Company’s intent had been to obtain approval to commence a second open-label study with SAT-3247, this time in up to 20 adolescent DMD patients. During Q2 2025, the Company announced it had altered its clinical trial plans. Instead, Satellos now intends to submit an IND in the USA (and equivalent submissions in other regulatory jurisdictions) during Q3 2025, following consolidation of its pre-IND preclinical toxicology studies to support a clinical trial in younger patients as well as its Phase 1b safety, PK and pharmacodynamic data in DMD adult, seeking authorization to begin a randomized controlled trial (“RCT”) with SAT-3247 in a pediatric DMD patients treated with SAT-3247. The Company believes this revised approach offers a greater likelihood for it to generate proof of concept data in the earliest – yet prudent – manner to demonstrate the prospect for SAT- 3247 to (a) have a positive effect on muscle generation and (b) represent its potential to be a safe, tolerable new treatment approach for patients living with DMD.

Description of Business Strategy and Programs

The Company’s primary goal is the development of disease modifying therapeutic drugs for the treatment of severe muscle conditions of unmet medical need. Our core technology is based on discoveries by the Company’s scientific founder and Chief Discovery Officer, Dr. Michael Rudnicki, into understanding and modulating muscle stem cell function and its role in muscle regeneration. Multiple peer reviewed publications from Dr. Rudnicki’s lab (the “Rudnicki Lab”) at the Ottawa Hospital Research Institute (the “OHRI”) have advanced the understanding of the identity and behavior of muscle stem cells including their role in health and disease. For instance, the Rudnicki Lab was the first to define so called muscle stem cells (a.k.a. ‘satellite stem cells’) and characterize a sub-population as bona fide multipotent stem cells capable of both self-renewal and regeneration (Source: Kuang et al., 2007, Cell). Dr. Rudnicki was also first to demonstrate that such stem cells exist as a special body of cells capable of regeneration, and subsequently elucidate their biological mechanism of action and identify means to modulate their activity. He further linked deficiencies in muscle stem cell function directly to the pathology of Duchenne as a potential causal factor in the progressive muscle destruction that occurs in this lethal disease (Source: Dumont et al., 2015, Nature Medicine). The basic principle governing how muscle stem cells functionally contribute to muscle regeneration and homeostasis is depicted below in Figure 1.

Figure 1: Muscle stem cells undergo symmetric or asymmetric divisions in response to injury stimuli. Muscle progenitor cells are generated to produce new muscle tissue or repair injured muscle.

Fundamentally, symmetric divisions result in two identical copies of the stem cell through the process of self- renewal. Asymmetric stem cell divisions, by contrast, result in one stem cell being produced and one daughter cell, committed to eventual differentiation, called a progenitor muscle cell. Progenitor muscle cells undergo normal mitosis to generate potentially thousands of cells that ultimately incorporate into functional muscle tissue. Findings from the research of Dr. Rudnicki have linked deficits in either symmetric or asymmetric division to multiple muscle wasting and degenerative diseases. Related to this research, the Company has licensed issued patents and pending patent applications from the OHRI pursuant to a license agreement (the “License Agreement”).

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To advance and expand our therapeutic development programs for degenerative muscle conditions or disorders, Satellos employs a proprietary discovery platform developed by the Rudnicki laboratory at OHRI called, MyoReGenX™. An automated microscopy system, MyoReGenX™ recapitulates the muscle stem cell environment ex-vivo (i.e., outside the body) and enables Satellos to identify molecular regulators of stem cell polarity that are capable of rescuing the defective regeneration process by tracking, classifying and quantitating the divisions of individual muscle stem cells in response to stimuli such as drug candidates or small interfering ribonucleic acid (“siRNA”).

Lead Development Program: Duchenne

The Company’s first application of its technology (the “Lead Program”) is directed towards the discovery and development of a small molecule drug for the treatment of Duchenne, the most common fatal genetic disorder diagnosed in childhood affecting approximately one in 4,000 male births per year, worldwide. As depicted in the below Figure 2, early signs of motor impairment and delays in motor related milestones emerge in Duchenne between the ages of two to five years. Rapid disease progression and muscle weakening typically ensue, resulting in patients generally being wheelchair bound by the age of 12. By the third decade of life, these patients often experience respiratory distress and heart failure, the leading causes of death in Duchenne. There is no known cure for Duchenne.

Figure 2: Progressive muscle loss a hallmark of Duchenne muscular dystrophy

Duchenne is caused by a change or mutation in the dystrophin gene that results in impairment to or loss of the dystrophin protein. Dr. Rudnicki demonstrated that muscle stem cells require the dystrophin protein to properly and efficiently divide in an asymmetric fashion to generate muscle progenitor cells and enable muscle regeneration. As a direct result of the loss of the dystrophin protein, their innate role in regenerating muscle is severely impaired (Source: Dumont et al. 2015, Nature Medicine.). These findings suggest that, in addition to its commonly recognized role in stabilizing muscle, the dystrophin protein has a second, previously unrecognized role as a signal transduction molecule. Consequently, Satellos’ therapeutic strategy is to restore this signaling role of dystrophin by drug treatment and reset the muscle regeneration process.

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Supporting our assertion that dysregulation of muscle stem cells is relevant to Duchenne pathogenesis, it was reported that amongst a large cohort of over 400 Duchenne patients – some of whom maintained ambulation for a decade or longer than the majority of their peers – genetic factors implicating effects on polarity and the regulation of muscle stem cell regeneration were identified within the ambulatory population (Source: Flanigan et al. European Journal of Human Genetics). In further independent case reports, which we also believe support our thesis, Drs. L. Kunkel and M. Zatz have postulated that random genetic mutations affecting Notch signaling may be responsible for the existence of Duchenne humans who exhibit a milder disease course and who have continued to ambulate into their twenties despite the complete absence of the dystrophin protein (Sources: Zatz et al., Neuromuscular Disorders, 11/2014; Kunkel and Zatz (unpublished). They also have previously associated Notch signaling with muscle regeneration as published in the journal Cell in 2015 by Vieira et al in a paper titled “Jagged 1 Rescues the Duchenne Muscular Dystrophy Phenotype”. The authors associated Jagged 1, a ligand (or binder/activator) of Notch signaling, with the process of regeneration and as explaining how two (2) Golden Retriever Muscular Dystrophy dogs were able to escape the Duchenne phenotype and live a normal life.

AAK1 Program in Duchenne

Deploying MyoReGenX™ to build on the identification and discovery of this previously unreported signaling role of dystrophin, in collaboration with the Rudnicki lab, Satellos undertook a systematic assessment of molecular pathways for their potential to rescue asymmetric stem cell divisions. The Company then evaluated and prioritized these pathways and further evaluated potential drug targets therein based on their capacity to safely and effectively regulate muscle stem cell driven regeneration. From this exercise conducted over a multi- year period, the Company identified and selected a particular protein kinase in the molecular signaling pathway known as “Notch” or Adaptor Associated Kinase 1 (aka “AAK1”). Satellos has generated Proof of Concept (“POC”) preclinical data in the Mdx mouse, a gold standard research model bearing the same genetic defect as patients with Duchenne, demonstrating that treatment of these research mice via the Notch pathway through inhibition of AAK1 with SAT-3247 has potential to restore the process by which stem cells enable ongoing muscle regeneration. Our preclinical studies in the mdx mouse model have further shown that modulating the Notch molecular signaling pathway via inhibition of AAK1 and enabling regeneration has the potential to increase muscle force. Thus, we believe represents a potential novel therapeutic approach for the treatment of Duchenne in humans. Figure 3 below depicts our understanding of the mechanism by which our lead drug candidate, SAT-3247, affects the muscle stem cell mediated regeneration.

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Figure 3 Satellos Approach: Reset regeneration with SAT-3247

Of particular interest to Satellos from a de-risking perspective, small molecule inhibitors of AAK1 have previously been described for non-muscle related disease indications by an independent 3rd party company and have demonstrated what appear to be acceptable safety profiles thus far in multiple human clinical trials spanning hundreds of patients (Lexicon Pharmaceuticals Inc. 2022 10K filing pages 5&6 filed March 2, 2023). Not only do we believe this provides some initial indications of the potential safety of AAK1 inhibition, but the existence of small molecule inhibitors of AAK1 indicated to the Company that (a) it may be possible to develop its own, proprietary small molecule inhibitors of AAK1 to suit its purpose as well as (b) it may also be able to quickly generate useful POC data.

The Company, in collaboration with the OHRI, filed patent applications to provide intellectual property protection for selected pathways, prospective drug targets and inhibitors related thereto. On June 29, 2022, the Company amended its License Agreement with OHRI to add a specific patent application related to Notch, AAK1 (previously described as K9) and inhibitors thereof for the purpose of regeneration.

Furthermore, the Company developed and has subsequently filed, in consultation with its IP counsel, for distinct patent protection of its novel small molecule inhibitors of AAK1, including but not limited to SAT-3247.

The Company has advanced SAT-3247 through IND enabling studies, GMP manufacturing, completed and publicly reported safety and PK results from a Phase 1a clinical trial in Q1 2025 (as noted earlier in this document), and expects to analyze and report results from a Phase 1b clinical trial in Q2 2025. Further details on the development history highlights of SAT-3247 are provided below.

The FDA granted both Orphan Drug Designation and Rare Pediatric Disease Designation to SAT-3247 for the potential treatment of Duchenne Muscular Dystrophy (“DMD”). Orphan Drug Designation applies to therapies targeting rare diseases affecting fewer than 200,000 people in the U.S. and provides benefits including seven- year market exclusivity upon approval, exemption from FDA application fees, tax credits for clinical trials, and eligibility for a priority review voucher.

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The Rare Pediatric Disease Designation specifically supports treatments for serious and life-threatening conditions primarily affecting children under 18 years old. Under this program, drug sponsors may qualify for a priority review voucher upon approval, which can be used to accelerate the review of a future marketing application for another product or sold to another sponsor. These designations recognize the unmet medical need in DMD and provide regulatory and financial incentives to support SAT-3247's development.

Satellos announced positive preclinical data presented at the March 2024 MDA Clinical and Scientific Conference showing that SAT-3247 can improve skeletal muscle function in multiple mouse models of muscle degeneration. The preclinical data presented show the broad potential of SAT-3247 to improve skeletal muscle function as it has been demonstrated in three mouse models of muscle degeneration: mdx model of Duchenne, FLExDUX4 model of FSHD, and a muscle injury model in wildtype mice. In all instances, treatment with SAT- 3247 over a three-to-four-week period resulted in a statistically significant improvement in muscle force versus animals receiving placebo.

In September 2024, the first participant in the first-in-human Phase 1a clinical trial was dosed in Australia following regulatory approvals. The trial consisted of two components: a randomized, placebo-controlled study in healthy volunteers evaluating safety and PK across multiple dose cohorts, and an open-label study in adults with genetically confirmed DMD examining safety, PK, and potential pharmacodynamic markers. The healthy volunteer portion enrolled 72 participants across single ascending dose, multiple ascending dose, and food effect cohorts, while the DMD component will include up to 10 participants receiving a single dose daily over 28 days.

In October 2024, Satellos announced data presented at the 29th Annual Congress of the World Muscle Society in Prague. The presentation provided an overview of key data collected during the open-label pilot study of SAT-3247 in a canine model of DMD. The data presented from the pilot study demonstrates that treatment of two DMD Canines with SAT-3247 improved measures of strength to near normal levels.

In February 2025, the Company announced that the SAD, MAD and food effect dose cohorts of the Phase 1 clinical trial had been fully enrolled and in March 2025, the Company announced initial Phase 1 data in an oral presentation at the 2025 MDA conference as described above.

Satellos plans to initiate a Phase 2 clinical trial in Duchenne patients in 2025 intended to demonstrate the potential for patient benefit from treatment with SAT-3247. Please refer to the section “Regulatory Process” in the Company’s AIF for further details on the clinical drug development process.

Follow-On Program

There are more than 30 types of muscular dystrophy that affect humans. Each of these dystrophies has different causes that manifest into conditions ranging in severity from benign, small impairments to motor function, to the full loss of ambulation, or even death. Satellos has conducted proof of concept preclinical studies in relevant animal disease models showing potential for benefit by restoring the muscle regeneration process in Lama-2 Related Muscular Dystrophy (prevalence estimates between one in 50,000 and one in 400,000 births), Collagen- VI Related Muscular Dystrophy (prevalence of severe form of the disease estimated to be one in 1,000,000 births) and FSHD (prevalence of 4 per 100,000 individuals). These represent potential follow-on disease indications or programs for Satellos to consider in the future. The Company also plans to evaluate additional dystrophies as part of its ongoing research and development efforts.

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REVIEW OF FINANCIAL RESULTS

The financial information reported herein was derived from the condensed consolidated interim financial statements for the three months ended March 31 2025 and 2024.

Selected Financial Information

	Three months ended March 31, 2025	Three months ended March 31, 2024
	$	$
R&D expenses	4,542	4,406
G&A expenses	1,937	1,722
Other (income)/expense	(401)	(998)
Income tax expense	63	-
Net loss	(6,141)	(5,130)
Basic and diluted net loss per share	(0.04)	(0.05)
Total assets	44,368	28,228
Total non-current financial liabilities	-	-

We have not earned revenue in the current quarter or any of the previous fiscal years.

For the three months ended March 31, 2025, we reported a net loss of $6,141 ($0.04 loss per share), compared to a net loss of $5,130 ($0.05 loss per share) for the three months ended March 31, 2024. The $1,011 increase in net loss for the three months ended March 31, 2025, compared with the three months ended March 31, 2024, was a result of increased Research and Development (“R&D”) expenses related to activities associated with SAT-3247, particularly clinical costs from the ongoing Phase 1 trial as well as preparation for the planned Phase 2 clinical program, increased General and administrative (“G&A”) expenses due to headcount changes in the current period as well as a decrease in other income primarily driven by the foreign exchange gains in the prior period that were lower in the current period. The gain on foreign exchange was $8 for the three months ended 2025, compared to $671 in the comparative period.

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 2025 AND 2024

Research and development (“R&D”) expenses:

	Three months ended March 31, 2025	Three months ended, March 31, 2024
	$	$
Salaries and management fees	762	892
Discovery expenses	144	179
Preclinical expenses	712	1,436
Chemistry, manufacturing and controls (“CMC”)	317	1,569
Clinical expenses	2,335	53
Stock-based compensation	272	277
Total research and development expenses	4,542	4,406

Research and development expenses increased by $136 to $4,542 for the three months ended March 31, 2025, compared to $4,406 for the three months ended March 31, 2024. Factors contributing to the increase in R&D expenses in the current year period are primarily the result of the following:

•	Salaries and management fees decreased by $130 for the three months ended March 31, 2025, compared with the prior period. The decrease is mainly related to separation payments to an executive in the comparative period.

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•	Preclinical expenses decreased by $724. The preclinical expense in the current period is related to long- term toxicology work to support clinical development. In the comparative period, preclinical expenses were related to pre-IND enabling studies conducted to support the regulatory filing, and IND enabling studies for SAT-3247 as we prepared for clinical development.
•	CMC expenses decreased by $1,252 as compared to the prior period, primarily due to CMC activities in the prior period related to the process development and manufacturing of SAT-3247 for clinical use, while current period costs mostly related to process development.
•	Clinical expenses increased by $2,282 for the three months ended March 31, 2025 as compared to the prior period. Clinical costs incurred in the current period are associated with the completion of the Phase 1 healthy volunteer clinical study, ongoing work on Phase 1b component in adult DMD patients and initial work on the planned Phase 2 clinical program.

General and administrative:

	Three months ended March 31, 2025	Three months ended March 31, 2024
	$	$
Salaries and management fees	893	750
Professional fees	529	516
Other expenses	144	175
Stock-based compensation	370	279
Depreciation	1	2
Total general and administrative expenses	1,937	1,722

General and administrative expenses increased by $215 to $1,937 for the three months ended March 31, 2025, as compared to $1,722 for the three months ended March 31, 2024. Changes to the components for general and administrative expenses presented in the table above are primarily the result of the following:

•	Salaries and management fees increased by $143 primarily related to increased staffing required to support expanded operations and public company reporting requirements and a separation payment in the current period.
•	Stock-based compensation increased by $91 related to new grants issued in the current period.

Other Income and expenses:

	Three months ended March 31, 2025	Three months ended March 31, 2024
	$	$
Finance income	393	328
Loss on derivative financial instruments	-	(1)
Foreign exchange gain	8	671
Total	401	998

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Other income and expenses were a net income of $401 in the period ended March 31, 2025 and a net income of $998 in the comparative period. Changes to the components for other income and expenses presented in the table above are primarily the result of the following:

•	Finance income increased in the current year by approximately $65 related to interest earned on cash and cash equivalents and short-term investments from an increased balance as compared to the prior year.
•	The decrease in foreign exchange gain primarily reflects the change in the functional and presentation currency from Canadian dollars to US dollars effective January 1, 2025.

Summary of Quarterly Results

The table below is derived from unaudited quarterly results and was prepared by management for the eight previous quarters to March 31, 2025.

	Q1 2025 $	Q4 2024 $	Q3 2024 $	Q2 2024 $	Q1 2024 $	Q4 2023 $	Q3 2023 $	Q2 2023 $
R&D Expense	4,542	3,999	2,387	3,567	4,406	2,620	2,044	1,167
G&A Expense	1,937	1,678	1,313	1,326	1,722	1,943	1,313	1,117
Other (income) and expenses	(401)	(1,221)	2,924	(469)	(998)	210	(682)	784
Income taxes	63	-	-	-	-	-	-	-
Net Loss	(6,141)	(4,456)	(6,624)	(4,424)	(5,130)	(4,773)	(2,675)	(3,068)
Loss per Share	(0.04)	(0.03)	(0.06)	(0.04)	(0.05)	(0.04)	(0.02)	(0.03)

R&D expenses increased in Q1 2025 and Q4 2024 as compared to prior quarters, due to clinical costs related to the Phase 1 (initiated at the end of Q3 2024) and Phase 2 clinical programs. R&D expenses were high in Q1 2024 and Q2 2024 due to IND enabling studies and CMC manufacturing in preparation of initiating our clinical program. G&A expenses have also increased in Q1 2025, primarily related to headcount changes. Between Q2 2023 and Q4 2024, excluding Q3 2024, other income and expenses recorded primarily reflect foreign exchange gains and losses on the Company’s cash and cash equivalents and investments held in USD and interest income earned on investments.

Net loss increased in Q3 2024, because the Company recognized an impairment of $2,872 to fully write down the remaining carrying value of the AmpB intangible asset.

LIQUIDITY AND CAPITAL RESOURCES

Since inception, the Company has devoted its resources to funding R&D programs, including securing intellectual property rights and licenses, conducting discovery research, manufacturing drug supplies, initiating preclinical and clinical studies, and providing administrative support to R&D activities, which has resulted in an accumulated deficit of $63,238 as of March 31, 2025. With no current revenues, losses are expected to continue while the Company’s R&D programs are advanced.

We currently do not earn any revenues from our product candidates and are therefore considered to be in the development stage. As required, the Company will continue to finance its operations through the sale of equity or pursue non-dilutive funding sources available to the Company in the future. The continuation of our research and development activities for our muscle regeneration platform is dependent upon our ability to successfully finance and complete our research and development programs through a combination of equity financing and revenues from strategic partners. We have no current sources of revenues from strategic partners. Management has forecasted that the Company’s current level of cash will be sufficient to execute its current planned expenditures for more than the next 12 months without further financing.

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Cash Management

At March 31, 2025, the Company had cash and cash equivalents and short-term investments of $41,190, compared with $48,548 at December 31, 2024. Cash utilized in operating activities for the period ended March 31, 2025, was $7,366, compared to the period ended March 31, 2024, of $5,521. The Company invests cash in excess of operational requirements in highly rated and liquid investments.

Net working capital was $41,666 as of March 31, 2025, compared to a net working capital of $47,160 as of December 31, 2024.

Satellos’ main objectives in managing capital are to ensure cash resources are preserved and provide sufficient liquidity to finance research and development activities, ongoing administrative costs and working capital. Since inception, Satellos has financed its operations from private sales of equity, public sales of equity, convertible debt financing, non-convertible debenture financing, government grants and investment tax credits. Since Satellos has not generated net earnings from operations, its ongoing liquidity depends on its ability to access capital markets, which depends on the success of Satellos’ ongoing research and development programs, as well as capital market conditions.

Satellos uses cash flow forecasts to estimate cash requirements and has forecasted that our existing working capital is sufficient to operate the Company and meet our announced goals for the ensuing twelve months. Based on future requirements, Satellos plans to raise capital as required to provide the necessary financial resources for operations. The timing of financings will depend on market conditions and Satellos’ cash requirements. Satellos’ cash flow forecasts are continually updated to reflect actual cash inflows and outflows to monitor the requirements and timing for additional financial resources.

Satellos will continue to pursue various funding options and opportunities; however, no assurances can be made that Satellos will be successful in raising additional investment capital, to continue as a going concern. Our ability to raise additional funds could be affected by adverse market conditions, the status of our product pipeline, and various other factors and we may be unable to raise capital when needed, or on terms favorable to us. If the necessary funds are not available, we may have to delay, reduce the scope of, or eliminate some of our development programs, potentially delaying the time to market for any of our product candidates.

Equity Offering December 2024

On December 20, 2024, the Company completed a public offering (the “December Equity Offering”), issuing 51,420,000 Common Shares at CA$0.90 per Common Share and 11,865,000 Pre-Funded Warrants with no expiry date and an exercise price of CA$0.00001 for CA$0.89999 per Pre-Funded Warrant for gross proceeds of $41,823 ($CA56,956).

The costs associated with the December Equity Offering were $3,240, including cash costs for commissions to the agents of approximately $2,907, professional fees and regulatory costs of $253, and accrued professional and regulatory fees of $80.

Bloom Burton Securities Inc., (“BBSI”), an entity jointly controlled by a director of Satellos, acted as exclusive agent and book running manager for both the December Equity Offering and the May Equity Offering.

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USE OF PROCEEDS

December 2024 Financing

The following table provides an update on the milestones for the Duchenne program and the anticipated use of proceeds raised as part of the December Equity Offering (as previously proposed in the final prospectus dated December 17, 2024, relating to the December Equity Offering (the “December 2024 Prospectus”), along with the amounts actually expended.

Development Milestone	Amount to Spend (as proposed in the Dec 2024 Prospectus)	Adjustments	Costs Incurred to Date	Estimated Remaining Costs
Phase 2 clinical development of SAT-3247	$28,092	-	$1,454	$26,638
General corporate and administrative expenses	$8,758	-	-	$8,758
Total	$36,850		$1,454	$35,396

May 2023 Financing

The following table provides an update on the milestones for the Duchenne program and the anticipated use of proceeds raised as part of the public offering completed by the Company on May 17, 2023 (the “May Equity Offering”) (as previously proposed in the final prospectus dated May 9, 2023 relating to the May Equity Offering), along with the amounts actually expended.

The Company changed its lead candidate from SAT-3153 to SAT-3247 following preclinical studies that demonstrated SAT-3247 had similar capacity to affect stem cell polarity, enhance muscle regeneration, and improve muscle force in the mdx mouse model of Duchenne but also exhibited improved oral bioavailability, target specificity, and tissue distribution, when compared directly to SAT-3153. SAT-3153 will serve as a back- up candidate to SAT-3247.

Development Milestone	Estimated Completion	March 31, 2025 Status	Amount to Spend	Adjustments	Incurred to Date	Estimated Remaining Costs
Complete CMC Activities and GMP Manufacturing	Sept 2024	Complete Q3 2024	$2,203	$1,628	$(3,831)	$-
Complete prescribed IND enabling studies and Preparation of IND/CTA Submissions	Sept 2024	Complete Q3 2024	$7,710	$(35)	$(7,675)	$-
Further Discovery research on new drug targets / indications	Discovery Work ongoing as of Sept 2025	Further discovery work on new drug targets and disease indications is ongoing and is expected to be completed by September 2025. ON TRACK	$1,836	$(147)	$(1,625)	$64
Phase 1 Clinical Studies	Sept 2025	The Company initiated enrollment in the Phase 1a safety study comprised of SAD and MAD stages in healthy volunteers in September 2024 and completed enrolment in Q1 2025. COMPLETE The Company initiated a Phase 1b PK study in Adult Duchenne patients in Q4 2024 and is expected to be complete in Q2 2025. A Phase 2 study will be initiated in 2025. ON TRACK.	$12,116	$(3,446)	$(6,556)	$2,114
G&A			$12,520	$(2,103)	$(8,917)	$1,500
Total			$36,385	$(4,103)	$(28,604)	$3,678

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These estimated timelines and costs set out in the table above, reflect management’s best estimates and assume successful completion of manufacturing activities, preclinical and toxicology studies showing safety and efficacy, regulatory approvals, and timely recruitment of patients once clinical trials may begin.

Adjustments were made to the originally proposed allocations as actual CMC costs were higher than planned due to additional work needed on drug formulation and on development of the manufacturing process. These costs were offset by efficient progress related to the preclinical work required to prepare and submit the initial regulatory package for SAT-3247. In addition, an adjustment was made to both the Phase 1 clinical cost allocation and G&A cost allocation to reallocate a portion of the proceeds to working capital. These adjustments will not impact the Company’s ability to achieve its stated business objectives and milestones.

License Agreements

Ottawa Hospital Research Institute (“OHRI”)

Effective May 1, 2018, Satellos and OHRI entered into the OHRI License Agreement whereby OHRI granted Satellos an exclusive, world-wide, sublicensable, royalty bearing right and license to a body of technology and patents comprised of five patent families to develop, make, have made, import, use, offer for sale, sell and have sold or otherwise commercialize licensed products. At the same time the parties entered into a sponsored research agreement, during the term of which OHRI has agreed to carry out specific research and development activities according to a prescribed statement of work, as may be amended from time to time, under the direction of the Company’s co-founder, Dr. Michael A. Rudnicki (the “OHRI SRA”). Under the OHRI SRA, Dr. Rudnicki leads a dedicated R&D team who are engaged solely to execute the agreed R&D program of Satellos, under his direction and as defined in the statement of work.

Long-Term Obligations and Other Contractual Commitments

The Company enters into contracts in the normal course of business, including for research and development activities. As at March 31, 2025, in addition to amounts that have been recognized in accounts payable and accrued liabilities, the Company has commitments for research and development activities in the amount of $2,832, most cancellable with notice. These commitments include agreements related to the conduct of long- term toxicology and a clinical study.

	Payments Due by Period
	Total	Less than 1 year	1 -3 years	4 – 5 years	After 5 years
Purchase obligations	$2,832	$2,680	$152	nil	nil

The Company may be required to make annual, milestone, royalty, and other research and development funding payments to OHRI under the OHRI SRA and the OHRI License. These payments are contingent upon the achievement of specific development, regulatory and/or commercial milestones. The Company’s significant contingent milestone, royalty and other research and development commitments are as follows:

●	Royalties on net sales of any products covered by patents licensed from OHRI (“Licensed Products”) of 1% or 2% (depending on which patents cover a particular product), during the period when the applicable patents have valid, unexpired claims, subject to certain royalty stacking provisions;

●	The following payments to OHRI may be triggered by specified events:

o	CA$50 - each time a Licensed Product is the subject of an approved IND in the US or equivalent in any other industrialized country (maximum one payment per new drug candidate);

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o	CA$150 - each time a Licensed Product first enters Phase II human clinical trials in the US or equivalent in any other industrialized country (maximum one payment per new drug candidate);

o	CA$300 - each time a Licensed Product first enters Phase III human clinical trials in the US or equivalent in any other industrialized country (maximum one payment per new drug candidate); and

o	CA$1,000 - each time a Licensed Product is the subject of a regulatory approval in the US (such as NDA and BLA) or equivalent in any other industrialized country (maximum one payment per new drug candidate).

●	2% of sublicensing income received by Satellos from the grant of sublicenses.

TRANSACTIONS WITH RELATED PARTIES

The following related parties have engaged in transactions with the Company during the three months ended March 31, 2025 and March 31, 2024.

1.	William Jarosz

Mr. Jarosz, a director and former officer of the Company, is a related party to the Company and, as of March 31, 2024, was owed $545 by the Company for work done in the three months ended March 31, 2024 as a consultant, officer and director. The outstanding balance was fully settled in 2024.

2.	Key management personnel

Key management personnel consists of the Company’s Chief Executive Officer, Chief Scientific Officer, former Chief Medical Officer, former Chief Business Officer, Chief Financial Officer and the Directors of the Corporation. The remuneration of key management personnel is as follows:

	Three months ended March 31, 2025	Three months ended March 31, 2024
	$	$
Salaries and management fees	662	735
Stock-based compensation	387	523
Total	1,049	1,258

OFF-BALANCE SHEET ARRANGEMENTS

Satellos has not entered into any material off-balance sheet arrangements.

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Satellos is exposed to various risks through its financial instruments as at March 31, 2025. The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:

Credit Risk

Credit risk arises from cash and cash equivalents and short-term investments held at banks and financial institutions, as well as outstanding receivables. In the three months ended March 31, 2025, the Company invested its excess cash in interest-bearing operating accounts held at a Schedule 1 Canadian bank and in US government treasury bills and Guaranteed Investment Certificates. The Company limits its exposure to credit risk, with respect to cash and cash equivalents and short-term investments, by placing them with high quality credit financial institutions. The Company's cash equivalents and short-term investments consist primarily of operating funds, US government treasury bills, deposit investments and guaranteed investment certificates with commercial banks.

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Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in raising funds to meet cash flow requirements associated with financial instruments. The Company controls liquidity risk through management of working capital, cash flows and the availability and sourcing of financing. The Company’s ability to accomplish all of its future strategic plans is dependent on obtaining additional financing or executing other strategic options; however, there is no assurance the Company will achieve these objectives. As at March 31, 2025, the Company’s liabilities consist of accounts payable and accrued liabilities that have contracted maturities of less than one year.

Market Risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and equity prices. These fluctuations may be significant.

a)	Foreign Currency Risk

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The exposure to this risk changes as the exchange rate fluctuates. Foreign currency risk is limited to the portion of the Company’s business transactions denominated in currencies other than the Canadian dollar, primarily expenses for research and development incurred in US dollars. The Company manages foreign exchange risk by maintaining Canadian dollars in cash on hand to fund its short-term foreign currency expenditures. Balances held in foreign currencies, presented in US dollars are as follows:

	As at March 31, 2025
	US $	Australian $	Euro €	Canadian $	Total $
Cash and cash equivalents	26,497	1,168	-	5,047	32,712
Short-term investments	5,000	-	-	3,478	8,478
Accounts payable and accrued liabilities	(1,400)	(6)	(580)	(650)	(2,636)
Total	30,097	1,162	(580)	7,875	38,554

	As at December 31, 2024
	US $	Australian $	Euro €	Canadian $	Total $
Cash and cash equivalents	24,848	339	-	14,886	40,073
Short-term investments	5,000	-	-	3,475	8,475
Accounts payable and accrued liabilities	(2,491)	(329)	(242)	(521)	(3,583)
Total	27,357	10	(242)	17,840	44,965

Assuming all other variables remain constant, a 10% depreciation or appreciation of the US dollar against the Canadian dollar, Australian dollar and Euro would result in an increase or decrease in loss and comprehensive loss for the three months ended March 31, 2025, of $846 (March 31, 2024 - $1,761).

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b)	Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company holds its cash and cash equivalents and short- term investments in banks and financial institutions, and manages its interest rate risk by holding cash in high yield savings accounts or highly liquid short-term investments.

c)	Fair Value

Financial assets and liabilities are recognized on the statement of financial position at amortized cost in a hierarchy that is based on significance of the inputs used in making the measurements. The levels in the hierarchy are:

•	Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities

•	Level 2 – Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices)

•	Level 3 – Inputs for the asset or liability that are not based on observable market data (i.e., unobservable inputs)

At March 31, 2025, the Company's financial instruments included cash and cash equivalents and short- term investments, accounts receivable, and accounts payable and accrued liabilities.

Due to the short-term maturities of cash and cash equivalents and short-term investments and accounts payable and accrued liabilities, the carrying amounts approximate fair value at the respective statement of financial position date.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of our consolidated financial statements in accordance with IFRS Accounting Standards requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. The reported amounts and note disclosures reflect management’s best estimate of the most probable set of economic conditions and planned course of actions. Actual results may differ from these estimates. In preparing these unaudited condensed consolidated interim financial statements, the significant judgements made by management in applying our accounting policies and key sources of estimation uncertainty are disclosed in the consolidated financial statements for the years ended December 31, 2024 and 2023.

DISCLOSURE CONTROLS AND INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company has implemented a system of internal controls that it believes adequately protects the assets of the Company and is appropriate for the nature of its business and the size of its operations. The internal control system was designed to provide reasonable assurance that all transactions are accurately recorded, that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS Accounting Standards and that our assets are safeguarded.

Internal control over financial reporting means a process designed by or under the supervision of the Chief Executive Officer and the Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS Accounting Standards. The internal controls are not expected to prevent and detect all misstatements due to error or fraud.

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These internal controls include disclosure controls and procedures designed to ensure that information required to be disclosed by the Company is accumulated and communicated as appropriate to allow timely decisions regarding required disclosure.

There were no changes in our internal control over financial reporting that occurred during the three months ended March 31, 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

OUTSTANDING SHARE DATA

As of the date of this MD&A, the Company had the following issued and outstanding securities:

Security	Number
Common shares	165,885,462
Prefunded Warrants	51,567,780
Warrants	10,660,521
Stock options	23,374,112

RISKS AND UNCERTAINTIES

We are a development stage biopharmaceutical company that operates in an industry that is dependent on a number of factors that include the capacity to raise additional capital on reasonable terms, obtain positive results of clinical trials, obtain positive results of clinical trials without serious adverse or inappropriate side effects, and obtain market acceptance of its product. An investment in our Common Shares is subject to a number of risks and uncertainties. An investor should carefully consider the risks described in our AIF, as well as our other public filings with the securities regulators before investing in our Common Shares. If any of such described risks occur, or if others occur, our business, operating results and financial condition could be seriously harmed, and investors may lose a significant proportion of their investment. There are important risks which management believes could impact our business. For information on risks and uncertainties, please refer to the “Risk Factors” section of our most recent AIF filed on SEDAR+ at www.sedarplus.ca.

ADDITIONAL INFORMATION

Additional information related to Satellos, including the AIF, is available by accessing the Company’s SEDAR+ profile at www.sedarplus.ca.

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